FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2006

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of new hedge book for Buenaventura as of March 1, 2006

FOR IMMEDIATE RELEASE

NEW HEDGE BOOK FOR BUENAVENTURA AS OF MARCH 1, 2006

Lima, Peru, March 3, 2006 - Compañía de Minas Buenaventura S.A.A. ("Buenaventura") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly-traded precious metals mining company today released an updated gold hedge book as of March 1, 2006.

For more details of Buenaventura's hedge book history and strategy please go to www.buenaventura.com.pe.

The new hedge book is attached in Appendix 1.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) and is one of the most important precious metal producers in the world.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company's view with respect to the Company and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Total Gold Commitments
As of 03/01/06
		2006	2007	2008	2009	2010	2011	2012	Total
285	Oz.	360,500	388,000	308,000	383,000	390,000	376,500	60,000	2,266,000
	$/oz	316.79	316.91	314.51	305.05	289.62	288.59	285.00	304.31
290	Oz.	360,500	388,000	308,000	383,000	390,000	376,500	60,000	2,266,000
	$/oz	328.44	327.86	328.15	317.39	303.08	302.45	290.00	316.73
300	Oz.	440,500	428,000	388,000	443,000	410,000	376,500	60,000	2,546,000
	$/oz	333.13	331.61	333.53	325.58	312.68	310.26	300.00	324.17
345	Oz.	388,000	368,000	328,000	383,000	380,000	354,000	60,000	2,261,000
	$/oz	338.94	338.13	342.59	345.44	345.66	345.42	345.00	342.74
350	Oz.	388,000	368,000	328,000	383,000	380,000	354,000	60,000	2,261,000
	$/oz	338.94	338.13	342.59	347.21	348.82	348.09	345.00	343.99
385	Oz.	388,000	368,000	328,000	383,000	380,000	354,000	60,000	2,261,000
	$/oz	338.94	338.13	342.59	359.54	370.92	366.78	345.00	352.72
420	Oz.	388,000	368,000	328,000	383,000	380,000	354,000	60,000	2,261,000
	$/oz	338.94	338.13	342.59	370.12	393.03	394.11	404.00	364.07
436	Oz.	388,000	368,000	388,000	383,000	380,000	354,000	60,000	2,321,000
	$/oz	338.94	338.13	354.56	370.12	403.13	402.65	404.00	368.48
451	Oz.	388,000	368,000	388,000	383,000	380,000	354,000	60,000	2,321,000
	$/oz	338.94	338.13	354.56	370.12	403.13	410.66	404.00	369.70
Physical Gold Delivery
As of 03/01/06
		2006	2007	2008	2009	2010	2011	2012	Total
285	Oz.	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	311.98	311.77	307.14	297.63	285.00	285.00	285.00	298.46
290	Oz.	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	325.62	324.73	324.07	312.26	299.58	299.75	290.00	312.67
300	Oz.	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	328.54	327.77	327.70	318.30	307.92	308.05	300.00	318.36
345	Oz.	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	337.89	337.53	342.46	345.46	345.42	345.42	345.00	342.57
350	Oz.	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	337.89	337.53	342.46	347.55	348.75	348.09	345.00	343.99
385	Oz.	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	337.89	337.53	342.46	362.18	372.08	366.78	345.00	353.95
420	Oz.	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	337.89	337.53	342.46	374.72	395.42	394.11	404.00	366.91
436	Oz.	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	337.89	337.53	342.46	374.72	406.08	402.65	404.00	370.37
451	Oz.	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	337.89	337.53	342.46	374.72	406.08	410.66	404.00	371.81
Gold Derivatives
As of 03/01/06
		2006	2007	2008	2009	2010	2011	2012	Total
285	Oz.	52,500	60,000	60,000	60,000	30,000	22,500		285,000
	$/oz	345.00	345.00	345.00	345.00	345.00	345.00		345.00
290	Oz.	52,500	60,000	60,000	60,000	30,000	22,500		285,000
	$/oz	345.00	345.00	345.00	345.00	345.00	345.00		345.00
300	Oz.	132,500	100,000	140,000	120,000	50,000	22,500		565,000
	$/oz	343.79	344.20	343.86	345.17	347.00	345.00		344.51
345	Oz.	80,000	40,000	80,000	60,000	20,000			280,000
	$/oz	343.00	343.00	343.00	345.33	350.00			344.00
350	Oz.	80,000	40,000	80,000	60,000	20,000			280,000
	$/oz	343.00	343.00	343.00	345.33	350.00			344.00
385	Oz.	80,000	40,000	80,000	60,000	20,000			280,000
	$/oz	343.00	343.00	343.00	345.33	350.00			344.00
420	Oz.	80,000	40,000	80,000	60,000	20,000			280,000
	$/oz	343.00	343.00	343.00	345.33	350.00			344.00
436	Oz.	80,000	40,000	140,000	60,000	20,000			340,000
	$/oz	343.00	343.00	376.00	345.33	350.00			357.41
451	Oz.	80,000	40,000	140,000	60,000	20,000			340,000
	$/oz	343.00	343.00	376.00	345.33	350.00			357.41

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: March 3, 2006